

February 26, 2014

Via E-Mail
Mr. Balakrishnan B S Muthu
Chief Financial Officer
Verde Resources, Inc.
Unit 1503, 15/F, The Phoenix, 21-25 Luard Road
Wanchai, Hong Kong

>   **Re: Verde Resources, Inc.**
>   **Form 8-K**
>   **Filed February 20, 2014**
>   **File No. 333-170935**

Dear Mr. Muthu:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Item 4.01 Changes in Registrant's Certifying Accountant

(1) Previous Independent Auditors

1. Please revise the disclosure in sections (b) and (c) of this section to address both fiscal years ended June 30, 2013 and June 30, 2012.

(3) Appointment of Independent Accountants for Gold Billion Global Limited

2. We note your disclosure that you consulted with Albert Wong & Co. CPAs. Please provide all of the disclosures required by Item 304(a)(2) of Regulation S-K.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact me at (202) 551-3727 if you have any questions.

Sincerely,

/s/ Jamie Kessel

Jamie Kessel
Staff Accountant